STATE of DELAWARE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
A STOCK CORPORATION
of
BOSS TECH, INC.

This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware. Boss Tech, Inc., a corporation organized and existing under the laws of the State of Delaware, converted from BOSS Tech, LLC pursuant to Section 265 of the Delaware General Corporation Law effective January 1, 2024 (the "Corporation"), hereby certifies as follows:

ARTICLE I — NAME

The name of this Corporation is Boss Tech, Inc.

ARTICLE II — REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Suite A, in the City of Dover, zip code 19901. The name of the registered agent of the Corporation at such address is A Registered Agent, Inc.

ARTICLE III — PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV — CAPITAL STOCK

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 28,000,000 shares, consisting of two classes:

4.1 20,000,000 shares of Common Stock, par value $0.00001 per share;

4.2 8,000,000 shares of Series Seed Preferred Stock, par value $0.00001 per share.

ARTICLE V — SERIES SEED PREFERRED STOCK

5.1 Dividends. The holders of Series Seed Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available therefor, non-cumulative dividends at the rate of 8% per annum of the Original Issue Price per share, prior to any dividend on the Common Stock. "Original Issue Price" means, with respect to shares of Series Seed Preferred Stock, the price per share at which such shares were originally issued by the Corporation, as determined by the Board of Directors at the time of such issuance.

5.2 Liquidation Preference. In the event of any Liquidation Event, the Series Seed Preferred holders shall be entitled to receive, prior and in preference to any distribution to Common Stock holders, an amount per share equal to 1x the Original Issue Price plus any declared but unpaid dividends, and shall not participate further in any remaining assets. "Liquidation Event" means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, and shall include any acquisition, merger, or sale of substantially all assets unless the holders of a majority of the outstanding Series Seed Preferred elect otherwise.

5.3 Conversion. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance, into fully paid and non-assessable shares of Common Stock on a 1:1 initial conversion ratio, subject to adjustment. All shares of Series Seed Preferred shall automatically convert upon (i) the closing of a firm-commitment underwritten public offering of Common Stock resulting in at least $75,000,000 in gross proceeds, or (ii) the written consent of holders of a majority of the then-outstanding shares of Series Seed Preferred.

5.4 Anti-Dilution Protection. The Conversion Price shall be subject to adjustment on a broad-based weighted average anti-dilution basis in the event the Corporation issues additional shares of Common Stock or Common Stock equivalents at a price per share less than the then-applicable Conversion Price, subject to customary exceptions including shares issued under Board-approved equity incentive plans and shares issued in connection with equipment leases, bank financings, or strategic partnerships.

5.5 Voting Rights. Each share of Series Seed Preferred Stock shall vote together with the Common Stock as a single class on all matters submitted to a vote of stockholders, on a fully as-converted basis. The Corporation shall not, without the affirmative vote or written consent of holders of a majority of the outstanding Series Seed Preferred shares, voting as a separate class: (i) alter or change the rights, preferences, or privileges of the Series Seed Preferred; (ii) increase or decrease the authorized number of shares of Series Seed Preferred; (iii) create any new class or series of equity securities with rights senior to or on parity with the Series Seed Preferred; (iv) effect any Liquidation Event; (v) redeem or repurchase any shares of Common Stock except for repurchases at cost from terminated employees or service providers; or (vi) increase the size of the Board of Directors above the number of directors then authorized pursuant to the Company's Amended and Restated Bylaws and any resolution duly adopted by the Board with the approval of the holders of a majority of the outstanding Series Seed Preferred Stock.

5.6 Board Rights. The authorized number of directors of the Corporation shall be three (3), consisting of: (a) two (2) directors designated by the holders of Common Stock, elected by a plurality of the votes cast by the holders of Common Stock voting as a single class; and (b) one (1) director designated by the holders of a majority of the Series Seed Preferred shares, voting as a separate class (the "Preferred Director"), so long as at least 1,000,000 shares of Series Seed Preferred remain outstanding. The Preferred Director may be removed with or without cause only by the holders of a majority of the Series Seed Preferred shares. Any vacancy in the Preferred Director seat shall be filled only by the holders of a majority of the outstanding Series Seed Preferred Stock, voting as a separate class. In the event the holders of Series Seed Preferred Stock are no longer entitled to designate a Preferred Director, the Preferred Director seat shall be filled in accordance with the Company's Amended and Restated Bylaws.

ARTICLE VI — LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VII — BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

ARTICLE VIII — INCORPORATOR

The name and mailing address of the incorporator are as follows:

Felicite Moorman

3721 Midvale Ave, Philadelphia PA 19129

ARTICLE IX — EFFECTIVE DATE

This Amended and Restated Certificate of Incorporation supersedes and replaces in its entirety the original Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on December 27, 2023 (effective January 1, 2024), and shall be effective upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the duly authorized officer of the Corporation, has executed this Amended and Restated Certificate of Incorporation as of the date of filing set forth below.

By: _____

Name: Felicite Moorman

Title: Chief Executive Officer

Company: Boss Tech, Inc.

Date of Filing: May 18, 2026